UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 3 )

_______________________

WINTHROP REALTY TRUST
(Name of Issuer)

Common Shares of Beneficial Interest
(Title of Class of Securities)

337400105
(CUSIP Number of Class
 of Securities)
_______________________

Michael L. Ashner
FUR Investors LLC
Two Jericho Plaza
Wing A – Suite 111
Jericho, New York  11753
(516) 822-0022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))

CUSIP NO. 337400105	13D	Page 2 of 7

1	NAME OF REPORTING PERSON Michael L. Ashner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,491,282
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,491,282
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,491,282 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 337400105	13D	Page 3 of 7

1	NAME OF REPORTING PERSON FUR Investors LLC I.R.S. I.D. No. 20-0418083
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,210,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,210,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 337400105	13D	Page 4 of 7

1	NAME OF REPORTING PERSON FUR Holdings LLC I.R.S. I.D. No
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,210,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,210,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 337400105	13D	Page 5 of 7

1	NAME OF REPORTING PERSON WEM-FUR Investors LLC I.R.S. I.D. No. 20-0529100
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,210,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,210,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 amends certain information contained in the Schedule 13D, as previously amended, filed jointly by FUR Investors LLC, FUR Holdings LLC, WEM-FUR Investors LLC and Michael L. Ashner, with respect to its ownership interest Winthrop Realty Trust (the “13D”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 5.  Interest of Securities of the Issuer.

(a)           FUR Investors LLC directly owns 12,210,000 Shares representing 15.9% of the total outstanding Shares.  FUR Holdings LLC is the sole member of FUR Investors LLC and, accordingly, indirectly beneficially owns 12,210,000 Shares representing 15.9% of the total outstanding Shares.  WEM-FUR Investors LLC holds a 35% managing member interest in FUR Holdings LLC and, accordingly, indirectly beneficially owns 4,273,500 Shares.  In addition, Michael L. Ashner beneficially owns 3,333,782 Shares, 281,282 of which are owned directly by Mr. Ashner and 3,052,500 of which represents his beneficial ownership in the Shares owned by FUR Investors LLC (25%).  Percentage ownership of total outstanding shares is based on total number of the Issuer’s Shares reported in its Quarterly Report on Form 10-Q for the period ended March 31, 2008 plus the number of Shares issued in the Issuer’s recent rights offering.

(b)           Each of the Reporting Persons other than Michael L. Ashner has the sole power to vote and dispose of 12,210,000 Shares.  Michael L. Ashner has the sole power to vote and dispose of 12,491,282 Shares.

(c)           Set forth below is a description of all transactions in Shares that were effected during the past sixty days by the Reporting Persons.  Each of the transactions were purchases of Shares.

Date	Reporting Person	Number of Shares	Price per Share

May 15, 2008(1)	FUR Investors LLC	1,110,000	$4.27
May 15, 2008(1)	Michael L. Ashner	5,268	$4.27
May 15, 2008(2)	Michael L. Ashner	200,000	$4.40
May 30, 2008(2)	Michael L. Ashner	22,500	$4.27

(1)	Shares were acquired directly from the Issuer in connection with the exercise of the Reporting Person of its entire basic subscription right in the Issuer’s rights offering.
(2)	Shares were acquired in a privately negotiated transaction.

(d)  Not applicable

(e)  Not applicable

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2008	/s/ Michael L. Ashner
Michael L. Ashner

FUR INVESTORS LLC

	By:	FUR Holdings LLC
Member

		By:	WEM-FUR Investors LLC, Managing Member

			By:	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

FUR HOLDINGS LLC

	By:	WEM-FUR Investors LLC, Managing Member

		By:	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

WEM-FUR Investors LLC

	By:	/s/ Michael L. Ashner
Michael L. Ashner
Managing Member

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